Filed by KKR & Co. L.P.

Commission File No. 001-34820

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: KKR Financial Holdings LLC

Additional Information for KFN Common Shareholders

In connection with the proposed transaction, KKR & Co. L.P. (“KKR”) currently intends to file a Registration Statement on Form S-4 that will include a proxy statement/prospectus of KKR Financial Holdings LLC (“KFN”). KKR also plans to file other relevant materials with the SEC. Shareholders of KFN are urged to read the proxy statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the shareholders of KFN at no expense to them. The Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/ or by emailing Investor-Relations@kkr.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction.  Information regarding KFN’s directors and executive officers is available in KFN’s proxy statement for its 2013 annual meeting of shareholders, filed with the SEC on March 18, 2013.  Information regarding KKR’s directors and executive officers is available in KKR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 22, 2013.  Additional information regarding the interests of such potential participants in the proposed transaction will be included in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and KFN’s website at ir.kkr.com/kfn_ir/kfn_sec.cfm.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC EVENT DATE/TIME: DECEMBER 16, 2013 / 10:30PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Craig Larson KKR & Co. L.P. - IR Scott Nuttall KKR & Co. L.P. - Global Head of Capital and Asset Management Bill Janetschek KKR & Co. L.P. - CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Mike Carrier BofA Merrill Lynch - Analyst Lee Cooperman Omega Advisors - Analyst Patrick Davitt Autonomous Research - Analyst Bill Katz Citi - Analyst Chris Kotowski Oppenheimer & Co. - Analyst Matt Kelley Morgan Stanley - Analyst Chris Harris Wells Fargo Securities, L.L.C. - Analyst Robert Lee Keefe, Bruyette & Wood North - Analyst Wayne Cooperman Cobalt Capital - Analyst P R E S E N T A T I O N Operator Good day, ladies and gentlemen, and thank you for standing by, and welcome to the KKR conference call. At this time, all participants are in a listen-only mode. Later we'll conduct a question-and-answer session, and instructions will be given at that time. (Operator Instructions). As a reminder, today's conference may be recorded. It's now my pleasure to turn the floor over to Craig Larson. Sir, you may begin. Craig Larson - KKR & Co. L.P. - IR Thank you, Huey. We're excited to announce this afternoon that KKR has reached an agreement to acquire KKR Financial Holdings, or KFN. On the call today, you'll hear remarks from Scott Nuttall, Global Head of Capital and Asset Management; and Bill Janetschek, our CFO. Please note that we've posted a presentation on our website that we will be referring to over the course of this call. It can be found in the KKR & Co. L.P. part of the Investor Center in the Events and Presentations tab. We're not going to talk about all of the financial aspects of the deal, so please see the presentation and appendices for more information on the accretive and dilutive aspects of the proposed transaction. And before we begin, we would like to remind everyone that this call will contain forward-looking statements which do not guarantee future events or performance. Please refer to our SEC filings for cautionary factors related to these statements. And we'll also refer to non-GAAP measures on the call, which are reconciled to GAAP figures in the presentation. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

And finally, KKR will be making SEC filings of various documents used for the transaction. KFN holders should read these documents, including a proxy statement and prospectus that will be filed with the SEC, because they will contain important information about the transaction. And with that, I'll turn it over to Scott. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thanks, Craig. Good afternoon, everybody, and thanks for joining our call on short notice. This afternoon we announced that KKR has agreed to acquire KKR Financial in an all-stock transaction. We wanted to spend some time explaining why we're so excited about this development and take your questions. In short, the acquisition of KFN brings us more permanent capital, more recurring balance sheet income, and more net cash flow to invest behind our ideas and continue to build our firm. The transaction is expected to be immediately accretive to our total distributable earnings per unit, distribution per unit, and our book value per unit, and is consistent with our strategic goal of investing more capital behind our ideas, generating attractive earnings with our balance sheet, increasing our cash flow, and sharing more of that cash flow with our unitholders, of which all of us at KKR are the largest. Please first turn to page two of the presentation Craig referenced. Our business model is fairly straightforward, but we think about ourselves differently than others do. We have strong origination, investment, and operational capabilities that enable us to deliver excess returns in both public and private markets. And when we find something we like, our goal is to capture as much value for our fund investors and shareholders as possible. We monetize our ideas through three main avenues. One, investing third-party capital pools like funds and separate accounts; two, investing our own balance sheet; and three, syndicating excess supply through our capital markets business, through which we generate transaction fees and carry on a deal-by-deal basis. With this model, we can pursue many different opportunities we like in size and monetize our ideas to a much greater extent, and we're highly aligned. We're focused on delivering superior returns, and when we do, we make more money for our fund-limited partners and all of us as shareholders. The way we think about ourselves is that through this model we have four main types of revenue -- fees, carried interest, balance sheet yield, and balance sheet gain -- and we incur two types of expense -- compensation expense and other operating expenses to run the firm. We are more than simply an asset manager. We think of ourselves as an investment firm that enhances our core business when we invest our own capital alongside our partners' capital, and bring opportunities to others through our capital markets business. And we've built a business model that enables us to generate significantly greater cash flow from the opportunities we see. Said more simply, we are focused on generating excellent returns, and by virtue of our model, increasing our total cash flow, generating an attractive ROE, and sharing the results with our unitholders quarterly with a high payout ratio. It's not about maximizing fees. It's about maximizing cash flow, and that's why our model's a bit different, and why our cash flow metrics are so strong. We're optimistic about KFN because it accomplishes all of these objectives in one accretive transaction. We had an Investor Day back in May where we tried to highlight three main themes. These are laid out on page three of your deck. First, we're focused on cash outcomes, total distributable earnings, and our distribution per unit. We view cash flow as the goal. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

Second, we worked to articulate how strategic our balance sheet is to our business. We shared examples of how our balance sheet has accelerated our growth and that our model can generate an attractive return on equity by marrying third-party AUM with our balance sheet and capital markets capabilities. And third, we shared a lot about our culture, that we work across businesses to find more ways to invest, and that we all work together to generate maximum returns and economics from the investment content we create. We view the KFN transaction to be directly in line with the strategic vision we articulated in May. On page four, we've laid out a brief summary of KFN. KFN is a specialty finance company that is externally managed by KKR. It is a New York Stock Exchange listed company that we created in 2004, and today is a business, with a range of asset classes you can see on the page -- CLOs, loans, bonds, mezzanine, special situations, private equity, natural resources, commercial real estate, and others. A critical item to understand is that KFN itself does not have any employees. KKR is the manager of KFN's balance sheet, and, as such, we've underwritten every asset and manage the portfolio today. So, we are exceedingly familiar with the balance sheet, as we built it and have managed it since 2004. Today, KFN has $3.1 billion in total assets, and $2.1 billion in net shareholders' equity. It has an attractive capital structure, with $1 billion of perpetual preferred and long-dated debt securities, with no maturities until 2036. If you turn to page five, you'll see the transaction overview, and with that, I'll turn it over to Bill to walk you through the details. Bill Janetschek - KKR & Co. L.P. - CFO Thanks, Scott. Under the terms of the merger, subject to closing, KKR would issue approximately 104 million common units to KFN shareholders at an exchange ratio of 0.51. This all-stock transaction represents a 27% premium, based on the 30-day volume-weighted average prices of both KFN and KKR, and values KFN at approximately 1.15 times book value. The transaction has been approved unanimously by KFN's and KKR's boards, and is subject to a vote by KFN shareholders. We expect the transaction would close in the first half of 2014. We have told you in the past that we will continue to be focused on increasing the scale, diversification, liquidity, and yield of our balance sheet, and if you turn to page six, you will see that KFN's business will help us toward each of these goals. Pro forma for the transaction, our balance sheet would grow from $7.2 billion to $9.3 billion, and book value per unit will increase 13% to $11.34 per unit as a result of the transaction. And compared to our May Investor Day, our balance sheet would diversify as the percentage of non-private-equity investments would jump from 30% to 56%. The liquid holdings of our balance sheet would increase from 19% to 33%, and, most dramatically, the portion of our balance sheet that generates a current yield would increase from 18% to 53%. KFN's yield increases the recurring portion of balance sheet income, and, in turn, increases the visibility we have to our quarterly distribution. If you look back to the KKR-KPE combination in 2009, we have committed over $2.5 billion of balance sheet capital to drive growth throughout the firm. Having the additional KFN capital on our balance sheet should allow us to continue to support our growth initiatives, both organically and inorganically. KFN's business has a fully invested portfolio, already generating strong returns, and, because it's fairly liquid, we expect we'll have the potential to redeploy that capital into higher-returning opportunities. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

I'd like to spend a minute on our distribution policy. To begin, KKR's traditional distribution components will not change. We will continue to pay out all of our fee-related earnings, and realize cash carry, together with 40% of our net realized balance sheet income every quarter. With respect to KFN, after the merger, we intend to pay out 100% of KFN's realized earnings to KKR unitholders as part of our distribution, which would meaningfully increase the recurring portion of our quarterly distribution. So, our new distribution policy at closing, which we've tried to lay out visually on page seven, will be to pay out 100% of realized earnings from the KFN portfolio, in addition to 100% of our fee-related earnings, where the combination of the two would make up the more recurring, less volatile, portion of our distribution. We will also continue to pay out 100% of net cash carry, and 40% of net realized income from the KKR balance sheet. To give you a sense of how impactful this is, in the last 12 months, the net recurring yield generated on KKR's balance sheet, net of interest expense, was roughly breakeven. So, the addition of KFN's portfolio would be a significant change to this profile, while increasing our overall payout ratio. If you flip to page eight, you can see that the impact of our 2014 estimated distribution, using current street estimates. The transaction is about 7% accretive to our total distribution per unit, while being 28% accretive to our recurring distribution. And this assumes no redeployment of the KFN balance sheet into higher ROE strategies. Page nine summarizes the impact of the transaction on some of our financial metrics. In short, it's 2% accretive to total distributable earnings per unit, 28% accretive to the recurring distribution per unit, 7% accretive to the distribution per unit, slightly dilutive to ENI, and about 13% accretive to book value. And if you look to the right-hand side of the page, you can see the impact of increasing the assumed ROE on the assets by 2% and 4%. The pro forma case is assuming about a 10% return. So, if we can increase returns to 12% or 14%, the numbers become even more compelling. And we plan to operate this as one balance sheet. So, if we invest the additional capital behind our asset management or our capital markets businesses, and that generates additional ROE, the impact to accretion can be much more substantial. And with that, I'll turn it back over to Scott to review the last slide before Q&A. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thanks, Bill. Page 10 of your deck tries to summarize on one page why we're so enthusiastic about this transaction. We've been looking for ways to generate more cash flow and further increase our distribution per unit. Upon closing, this transaction brings us a sizable cash-yielding portfolio, is accretive to our distribution, significantly accretive to our recurring distribution, and increases our payout ratio. We've also been looking for smart ways to expand our balance sheet to monetize even more of our ideas. This transaction adds $3 billion of gross balance sheet assets we know and like, long-dated, low-cost liabilities, and liquid assets that can be redeployed into higher returning strategies. It's accretive to our book value per unit, and would meaningfully increase the liquid and yielding components of our balance sheet. In short, this transaction delivers more cash flow today to all of us, as shareholders, reduces our cost of capital, and gives us further scale to invest behind the long-term growth of our business. Operator, please open the line for any questions. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

Q U E S T I O N S A N D A N S W E R S Operator Sure thing, sir. (Operator Instructions). And it looks like our first questioner in queue will come from the line of Mike Carrier with Bank of America. Please go ahead. Your line is now open. Mike Carrier - BofA Merrill Lynch - Analyst Thanks, guys. Hey, maybe the first question, I think you went over a lot of the metrics, and what the accretion is on the different -- the different things that we look at. So, I think it makes strategic sense. It hits on your strategy. I guess, just when we think about the balance sheet size, if I think about your distribution method, it seems like a few quarters ago, the payout of the balance sheet was going up, but now you see this opportunity to increase the balance sheet. So, I guess, when you guys look at, like, the outlook, the opportunities that are in front of you, like how much of it is, you need a bigger balance sheet, or you have the size that you need now, versus this was just a unique opportunity? Because it seems like before, we always had the conversation at some point can you distribute more of your balance sheet to the unitholders, where this feels like it's going in the reverse direction. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Hey, Mike, it's Scott. I'd say it's a little bit of both. This is a bit of a unique opportunity, but frankly, as we've talked about in the past, we also like having more capital to invest behind our ideas, and, in fact, it's one of the strategic objectives we talked about back in May at our Investor Day. And so, if you -- let's just take it in pieces. So, let's talk distribution first. So, as you know, the distribution on the KKR balance sheet, is to pay out 40% of our realized investment income and profits, and that will remain the case post this transaction closing. And what we're really saying is, we're going to keep operating the KFN balance sheet as a subsidiary of KKR, and the payout on that balance sheet will actually be 100% of the income that we generate, net. So, you're right, if you look at the combined KKR and KFN balance sheets pro forma. We have increased the payout ratio of our collective balance sheet assets, and that's why we made the comment that the overall payout ratio of KKR is going to go up, as well. But the way we look at the business now, let's focus on the ROE side as opposed to the cash flow side, our model, as I said, is a bit different. As you know, we've been generating a return on equity the last few years that's averaged 25%, give or take, and we've been able to do that without any leverage, net. And the reason for that is that we've been able to invest our balance sheet assets in a lot of what we do. And if you look at the returns on the balance sheet, they've been quite attractive. And then we've augmented that return with the return that we get from our management fees, carried interest, and then the transaction fees that we get from our capital markets business. And so, the way that we look at this opportunity is to increase the size of our balance sheet to invest even more behind that model, so we can invest more behind our investment management business, over time, but it also gives us capital to invest in a lot of different opportunities, for example, some of the acquisitions that we've announced. So, the way we look at it, it is a little bit of both. We like having more capital to invest behind our ideas. We think we can continue to sustain a very high ROE model by having it, and the KFN situation is a bit of a unique opportunity in that we were already managing this portfolio, and, therefore, very comfortable with its makeup. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

Mike Carrier - BofA Merrill Lynch - Analyst Okay. That's helpful. And then, just on slide nine, like when we look at the pro forma, I think you guys mentioned that was around 10%, and the increase was to an increase of 4% -- I'm talking about the ROE. So, when we think about where -- what can get us to that 14, when you look at the current mix of KFN assets, as those mature, like, are you guys thinking it's more investing in similar strategies, or would it be, over time, finding different strategies that can generate a better return? Bill Janetschek - KKR & Co. L.P. - CFO Hey, Michael, it's Bill. It's a little bit of both. I mean, what we're assuming is that as some of these assets mature and we re-deploy that capital, it could very well be that we'll reinvest in CLOs, if that-- if the yield and the ROE is high enough. But, in addition, as we redeploy that capital, we could put that into either the private markets business, or the capital markets business. If we see opportunities where we could get a nice return on investment, that's all we're looking at. So, it's not as if we're going to be looking at the KFN balance sheet as one and the KKR balance sheet as the other. We're going to be looking at it more holistically, and this is all about just return on equity. For example, if we are able to speak for more capital and do, maybe, more syndication, the economics to that are quite accretive. And so, it'd be opportunities like that. Mike Carrier - BofA Merrill Lynch - Analyst Okay, it makes sense. And then, final one, just on slide eight, I think it's on the realized cash carry, just the decrease on that, is that just -- I'm thinking the KFN performance fee that's being taken out of that? Bill Janetschek - KKR & Co. L.P. - CFO No, it all has to do with share count, right? And so, it's the same cash carry, but instead of us having cash carry on 720, we're going to have carry on 824. Mike Carrier - BofA Merrill Lynch - Analyst Okay, got it. All right. Thanks a lot. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thanks, Michael. Bill Janetschek - KKR & Co. L.P. - CFO You bet. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

Operator Thank you, sir, and it looks like our next question in queue will come from the line of Lee Cooperman with Omega Advisors. Please go ahead. Your line is now open. Lee Cooperman - Omega Advisors - Analyst Thank you. Not a lot of questions, just I wanted to say congratulations. I've been involved here for a long time. I think the deal makes eminent sense. It makes so much sense, I recommended this two years ago, but better late than never. My own reaction, not speaking for anybody but myself, I think the price is fair, and I wish you guys the best of luck, and we were already an existing shareholder in KKR and we look forward to owning even more KKR, but congratulations and thank you very much. Good time of year for this to happen. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Yes, well, happy holidays, Lee. Thanks very much for your support over time and your kind words. We appreciate it. Lee Cooperman - Omega Advisors - Analyst My pleasure. Operator Thank you, sir. Our next questioner in queue will come from the line of Patrick Davitt with Autonomous. Please go ahead. Your line is now open. Please go ahead. Patrick Davitt - Autonomous Research - Analyst Hey, guys. I just have a quick question on slide 17. I would imagine that this deal would, I guess, end the management fee, but it sounds like it's just the geography of that is moving. Is that the case? Bill Janetschek - KKR & Co. L.P. - CFO Hey, Patrick. This is Bill. In fact, you will not see, actually, the fee being paid from KFN to KKR any more, but the corollary to that is now the income in KFN will go up by that $45 million because there's not going to be a drag on that management fee anymore. Adding to the two together, it's neutral. Patrick Davitt - Autonomous Research - Analyst Oh, I see what you mean. Okay. Bill Janetschek - KKR & Co. L.P. - CFO Just a matter of geography. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

Patrick Davitt - Autonomous Research - Analyst Right, but it will reduce fee-paying AUM by $2 billion-odd. Is that correct? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Hey, Patrick, it's Scott. I think technically it will decrease fee-paying AUM, and, as you say, it's just kind of moving from one pocket to another, so it would shift from fees to investment income. But I think one of the things that we'd like to encourage you to do is to focus on the total cash flow of the firm. That's really how we think about ourselves. That's how we manage ourselves. You've got to look at total distributable earnings, and the way we look at it, if you add up the four components, just to give you our perspective on this, that I mentioned, in terms of how we generate revenue, the first nine months of this year was $2.2 billion in total revenues, and that's fees, that's carry, and that's balance sheet. And if you back off expenses, there are about $800 million of expenses. So, you know, that means we've generated about $1.4 billion in profits in the first nine months on $2.2 billion of revenues, and that's about a 64% margin. And so, the way we think about ourselves is, the revenues are kind of fungible, and the expenses are fungible, because everybody here is working to generate the revenues. And so, that's how we think about ourselves, and so, when we say we're focused on cash flow, that's what we're talking about. Patrick Davitt - Autonomous Research - Analyst Totally fair. Thank you. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thank you. Operator Thank you, sir. And it looks like our next phone question will come from the line of Bill Katz with Citi. Please go ahead. Your line is now open. Bill Katz - Citi - Analyst Thanks for taking the questions. Just coming back to the timing, perhaps, of the cash flow arbitrages off of the KFN business, any sense of timing over the next one to three years of how simply of the-- what's the duration of the assets, I guess, would be the question? And, as you think about your opportunity set in front of you, where do you see the greatest opportunity to reinvest those proceeds? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Hey, Bill, it's Scott. Well, look, I think the KFN balance sheet, on the whole is going to be shorter duration than the KKR balance sheet. And, as we said, significantly diversified and highly complementary. So, the way I would think about it, it is going to be a bit shorter duration. Some of the assets will run off over the next few years, and the way we look at it, as Bill said, we kind of view the balance sheet as quite fungible. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

So, we'll be able to redeploy that capital back into the opportunities that we see at that time. That could be helping to continue to support the growth of the investment management businesses. It could be supporting our capital markets business, which has a very high ROE, which we've talked about in the past. It could be inorganic opportunities like some of the acquisitions that we've been announcing over the course of the last 12 to 18 months. So, there's lots of different ways that we can deploy the capital into those higher ROE strategies, but, also, I think you'll continue to see us do things like CLO equity, which is already on the KFN balance sheet, like natural resources, like special situations, because we really like the risk/reward across all of those asset classes. So, I think it'll really be a mix of a number of different things, and driven by the opportunity set that we see at the time. Bill Katz - Citi - Analyst And just sort of a correlated question to that, to the extent you're doing this, is it that you're seeing a -- and this may be too obtuse of a question. I apologize in advance. But are you seeing some pickup of L.P. appetite for some of the other areas where you may not have the requisite investment track record yet to monetize that to generate the fee-paying AUM? Or is that too big of a reach at this point? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management I think that's a bit of a reach, Bill. Actually, you know, if you look at where we are, and across a number of our strategies, as you know, we probably have something like eight or nine different first-time funds that we've launched over the course of the last few years. And, frankly, in a number of those strategies, we're now coming up on fund two. And so, happily, we've had very strong investment performance, and we actually think we're starting to see the scale benefits across a number of those different platforms. The decision about the KFN transaction is really a separate one. For KFN, we really see an opportunity to add complementary assets with a high cash flow yield, and increase our dividend and increase our balance sheet, and give us more opportunities to win and monetize our content over time. It's quite a distinct topic in our minds. And critically, we still have a lot of upside in things like carried interest, and the legacy KKR balance sheet assets. So, as a reminder, over 90% of our private equity funds are now in cash carry-paying mode, and that remains the case after this transaction. Bill Katz - Citi - Analyst Okay. And just one last one. Any way to sense of how you struck the purchase price on KFN, given the premium to the closing price, and the way you've laid out the metrics there? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management I think the only color we can give you on that is that there were independent directors of both companies quite involved in the transaction, and each had financial advisors and legal advisors, and so, it really came out of that process. Bill Katz - Citi - Analyst Okay. All right. Thank you for taking my questions. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thank you. Operator Thank you, sir. And our next question will come from Chris Kotowski with Oppenheimer. Please go ahead. Your line is open. Chris Kotowski - Oppenheimer & Co. - Analyst I guess I was also going to ask about the rationale for buying assets. Presumably, in buying KFN, one is just buying assets, and as opposed to a business. And I guess I think if KKR parent company had needed capital, you could, presumably, have issued stock at 2.5 times book and bought assets. So, what is it that you see in KFN that makes it worthwhile to pay a premium on assets? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Sure. Chris, it's Scott. I'd say it's a few different things. One, these aren't just any assets. They're assets that we know. We like them. We've underwritten all of them. We don't think the portfolio is replicable today, given that a number of these assets has been invested in, over time. There are both private and public assets in them, and things like CLO equity are hard to replicate. Two, the assets themselves, as I said, are quite complementary to our balance sheet. If you think about the KKR balance sheet it's more private markets, more gain oriented, the KFN balance sheet, more yield, more recurring cash flow. In addition, there's an attractive liability structure. I mentioned the $1 billion of long-dated liabilities. We think that's another reason to be attracted to this particular portfolio, as distinct from just going and issuing equity and then -- and kind of buying what's out there. And then lastly, it's consistent with the strategic goals we talked about -- more cash flow, more balance sheet, more dividend, more recurring dividend, and we're able to do it kind of in one fell swoop with a group of assets we really know and like, which reduce the risk materially relative to issuing equity and seeing what we can pick up in the market at a specific time. So, a lot of benefits from our standpoint, the fact that it's fully invested and cash flow yielding, and is a performing portfolio we see as all reasons to like it. Chris Kotowski - Oppenheimer & Co. - Analyst And then, as a follow-up to that, how do you view, in terms of the value of your shares in the market, how do you view the tradeoff between the higher multiples that capital-light companies seem to get, versus the more capital-intensive business models? And how do you get comfort that net/net/net it all adds up to a better return for shareholders? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management I think it's a great question, Chris, something we talk about a lot here. You know, it's two things we really look to. You know, what is the-- number one is, what's the aggregate cash flow that we're generating for our shareholders, and what's the trajectory of that total distributable earnings, and the dividend per unit? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

And, as you know, from our past year, we've seen meaningful increases across all of those metrics. But the other thing that we need to look to, to your point, to incorporate the capital intensity aspect of the conversation is the return on equity. And the reason that we talk about return on equity is because we're highly focused on making sure that we generate a return on equity in excess of our cost of capital. And if you look at the numbers -- and we've laid them out in some -- in page two of the deck, there's some numbers at the bottom of the page, you can see what KKR's ROE has been. If you annualize the first nine months of this year, our return on equity has been about 26%. And so, that's another metric that we look to. That return on equity is meaningfully ahead of our cost of capital, and it's really that combination of investment on an attractive basis off our balance sheet, plus fee, plus carry, plus transaction fees in capital markets that results in that -- our high ROE. And so, what we're looking to do is strike a balance, right? We want to continue to generate a very attractive ROE, which, by the way, is in a corpus that's unlevered today, net. And we want our dividend per unit to continue to increase at a very attractive pace, and we want to return a lot of the cash flow that we generate back to our shareholders, and pro forma for this transaction, our payout ratio will be the better part of 80%. And so, we really look at all of those metrics together as we seek to optimize the outcomes, and when I say we want to monetize our content at KKR to the greatest extent possible, it's those metrics that we look to. Chris Kotowski - Oppenheimer & Co. - Analyst Okay, fair enough. Thank you. That's it for me. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thanks, Chris. Operator Thank you, sir. And our next phone question will come from Matt Kelley with Morgan Stanley. Please go ahead. Your line is open. Matt Kelley - Morgan Stanley - Analyst Great. Thanks, guys. So, just a little bit more complicated way of asking some of these questions, but I wanted to add a layer on to this. So, as we think about some of the coinvestments you've made off your balance sheet, 10 or so chunky positions, a lot of them of 2006-2007 vintage, and now you're managing the balance sheet together with these KFN investments. How should be thinking about the next, call it three to four years? Could we be seeing a meaningful shift of where the balance sheet is invested? I know you're investing all together, but is your hurdle rate changing, or your IRR that you're underwriting to as a function of this? Are you going to look to put more of the incremental dollar into seeding new strategies, or new M&A, would you say? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Hey, Matt, it's Scott. I would say-- I wouldn't expect a material change in our approach as a result of adding the KFN assets to the balance sheet. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

So, as you know, we've really been using the balance sheet across a number of different opportunity sets. You know, seeding new funds, seeding kind of legacy funds in more mature businesses. We did this drop-down fund in terms of real estate, and our energy income and growth, our capital markets business, M&A, off the run investments that don't really fit anywhere else. So, I'd say we'd continue to use the balance sheet across all those different potential uses, and, really, we look to what's the return that we generate on that balance sheet. Remember, we at KKR are the largest shareholders, and so, we very much wear that hat when we do all of this work. And so, I would not expect a material change in our approach on the margin, just because our balance sheet has gone from $7 billion net to $9 billion net. It'll just have more-- we'll have more firepower with which to invest behind those opportunities and ideas, and with which to generate the ROEs that I was talking about earlier. Matt Kelley - Morgan Stanley - Analyst Okay. That makes sense. And then, just as a follow-up on that, though, on the maturity of these investments, I'm not sure what you can tell us about kind of average maturity of KFN, but, given that a lot of the KKR co-investments might be from a 10-year lifestyle -- life cycle investment perspective, might be coming up in the next three to four years, is there any sizable asset strategy that KKR does not have that we should be thinking about being a large incremental opportunity from here, or still just kind of like steady build on your adding pieces? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Sure, I think, on the margin, if you look at our balance sheet, even pro forma, for KFN, I think you'll continue to see it evolve to being more global in its makeup. So, continued increased exposure, I'd guess, to Europe, Asia, and the other parts of the emerging markets. You'd also see an increasing component, things like real assets and public markets. As you know, we started this adventure with KBE being almost exclusively private equity, and if you go page 14 of the deck that we posted before this call, you can see what our balance sheet looks like on a pro forma combined basis. We'll still have a significant component of the balance sheet in private equity. It'll start to look more diversified. But you can see, we'll still have energy at about 7%, and real estate at about 4%. Hedge funds even lower than that. And so, I think you'll continue to see that pie chart on the bottom right of page 14 diversify further and get more global. Matt Kelley - Morgan Stanley - Analyst Okay, great. That's very helpful. That's it for me. Thanks, you guys. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thanks a lot, Matt. Bill Janetschek - KKR & Co. L.P. - CFO Take care, Matt. Operator Thank you, sir. And it looks like our next question will come from Chris Harris with Wells Fargo Securities. Please go ahead. Your line is open. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

Chris Harris - Wells Fargo Securities, L.L.C. - Analyst Thanks. Hey, guys, a couple of questions on KFN's funding structure. I think I recall during the crisis there were some CLO triggers that kicked in for KFN that caused kind of a liquidity situation there. Is that risk now shifting over to KKR? Or have those structures been altered in some way? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Hey, Chris, it's Scott. The CLO triggers, you're right, the OC tests in the CLOs were not met during the financial crisis, because of what happened with the underlying portfolio. The portfolio has evolved significantly since then. So, the CLOs are much more mature. The cushions in those structures are significantly greater. The other thing that has changed even more materially since then is that we have no mark-to-market CLOs in the KFN structure any more, which is a critical difference. And the other thing is that we have not only significantly more cushion, but we also have a very different capital structure for KFN than we had at the time. As I mentioned, no maturities until 2036. Before the financial crisis, we had much more mark-to-market financing, and more duration risk. We really don't have that any more. So, significantly different profile on both the asset side and the liability side of the equation. Chris Harris - Wells Fargo Securities, L.L.C. - Analyst Okay, yes. That sounds good. And then just one quick follow-up on KFN liabilities. Is there any limitation in those liabilities as to what you guys are able to invest in? I mean, it sounds like the answer to that is no, given all the things you said you might be looking at, but just wondering if you could, maybe, put a fine point on that? Bill Janetschek - KKR & Co. L.P. - CFO The short answer is no. Chris Harris - Wells Fargo Securities, L.L.C. - Analyst Okay. Thanks, guys. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thank you. Operator Thank you. And our next phone question will come from Robert Lee with KBW. Please go ahead. Your line is open. Robert Lee - Keefe, Bruyette & Wood North - Analyst Thanks. Thanks, guys. I'm just curious. This goes back to kind of the ROE opportunity. I'm just curious, to what extent is part of that opportunity the fact that KFN, maybe, is -- won't be quite as constrained, so to speak, as it maybe was as a stand-alone, public entity, even though you managed 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC it? Were there certain things that they felt that they couldn't do as a public entity or couldn't invest in that now is being folded into KKR that they now can do in terms of their asset mix? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Hey, Robert. It's Scott. I'd say it's not so much the type of assets that KFN can't invest in, as the synergy that you see when you put together this portfolio with the rest of KKR's businesses. So, KFN as a stand-alone portfolio of assets, obviously needed to be able to generate a lot of cash to support its dividend. Now, combined with KKR, although it's great that we're getting this portfolio of yielding assets, we actually have an asset management business that generates a lot of cash. Same thing, we have a capital markets business that generates a lot of cash, and we have a KKR balance sheet that generates a lot of gains in cash, and we pay all that out. So, we do have more degrees of freedom on the margin as to what we can do with those assets on the KFN balance sheet, because we have lots of different ways to generate cash flow from across KKR on a combined basis. And so, that's really how we think about it. So, when we say on the page in the deck the ROE is 10% today, net of our economics, by the way, if we can increase it by 200 basis points or 400 basis points, given how we've been able to deploy the KKR balance sheet, we're optimistic that there'll be redeployment opportunities that allow us to increase the ROE of this asset pool, in part because we have many more ways to win with these assets as part of KKR, the asset management, and capital markets businesses. Robert Lee - Keefe, Bruyette & Wood North - Analyst Okay. Maybe one last, really, timing question. I know you say in the press release the first half of the year, but is it possible to put a little bit more finer point on that? Are we really kind of looking at -- I assume we're looking at a Q2 event at this point, or anything -- any kind of more granularity? Bill Janetschek - KKR & Co. L.P. - CFO Hey, Rob. This is Bill. Yes, if I had to pick a quarter where I think this is going to close, it'd be the second quarter. Robert Lee - Keefe, Bruyette & Wood North - Analyst Okay, great. That was it, guys. Thank you. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thank you. Operator It appears we do have time for one final questioner. Our final question for the event will come from Wayne Cooperman with Cobalt Capital. Please go ahead. Your line is open. Sir, your line is open? Wayne Cooperman - Cobalt Capital - Analyst Hello? 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

Operator Yes, sir. Wayne Cooperman - Cobalt Capital - Analyst Oh, yes. How you doing? Is this -- are you guys going to make a bigger push at KKR now into more of the mezzanine lending and fixed income area, as opposed to equity investing and buying companies, either in conjunction with each other or as a stand-alone strategy? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Hey, Wayne. It's Scott Nuttall. I would say -- I wouldn't expect this transaction to change our approach. So, just so you have it, pro forma for the acquisition of Avoca, which we announced, we managed about $28 billion in credit assets pro forma for that transaction. And so, KFN was one of the pools of capital in which we managed credit, but we also have a large business to manage it for a variety of institutions and individuals. So, we'll continue to build that business. Part of that business is a mezzanine business. Wayne Cooperman - Cobalt Capital - Analyst Okay, I thought that was much more investment grade, kind of your grandmother's fixed income portfolio. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management No. We actually -- all $28 billion is non-investment-grade. Wayne Cooperman - Cobalt Capital - Analyst Okay. My mistake. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management No problem. So, basically, no change in strategy. Just think of it as some of the geography of some of those assets, being the KFN balance sheet, will move from kind of third-party managed pools to our own capital, on balance sheet. Wayne Cooperman - Cobalt Capital - Analyst So, I mean -- so, is KFN just going to be merged into Avoca, then? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management No. The way I would think about is, KFN is going to become a subsidiary of KKR, and we'll manage that capital just like we managed the KKR balance sheet. Avoca is actually, if you think about it, that team is joining the KKR credit asset management business, which manages a variety of different pools of capital, including, in part, the KFN balance sheet. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

So, the way to think about is we'll continue to build the third-party asset management credit business, and the Avoca team brings us a larger European credit platform to supplement what we're already doing. Wayne Cooperman - Cobalt Capital - Analyst So, it's just a lot easier to bring it all together than have all these separate little pools running around competing with each other? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Well, I think there's less complexity from having -- going from two public companies to one public company. That's part of it, not the driving consideration, but it's certainly a benefit. Wayne Cooperman - Cobalt Capital - Analyst All right, great. Well, seems like a pretty good transaction, all around, and probably accretive to KKR, as well. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Yes, we think it's accretive to KKR, and, obviously, you can see the metrics in terms of what it means to KFN shareholders, and we appreciate all your support over time. Wayne Cooperman - Cobalt Capital - Analyst Did you -- last question, just any impact on the KKR dividend that you would announce now, or we'll just kind of go forward with that? Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management I think once the transaction closes, Wayne, on a pro forma basis, we'll be paying out 100% of KFN's realized cash income. So, that would actually flow directly into the KKR dividend, and, there's actually a presentation that we posted on our website. You can see the impact on the metrics, and the punch line is, using Street estimates, about 7% accretive to our dividend, and 28% accretive to the recurring portion. So, we think it's -- Wayne Cooperman - Cobalt Capital - Analyst 28% accretive to the -- got you. That sounds pretty good. Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Meaningfully accretive. Wayne Cooperman - Cobalt Capital - Analyst All right, thanks. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC

Scott Nuttall - KKR & Co. L.P. - Global Head of Capital and Asset Management Thank you. Operator Thank you. And that does, again, close our time for questions. I'd like to turn the program back over to management for any additional or closing remarks. Craig Larson - KKR & Co. L.P. - IR Thank you, Huey. We'd just like to thank everyone for joining us on such short notice. We appreciate your interest. Operator Thank you, gentlemen, and thank you, ladies and gentlemen. Again, this does conclude today's call. Thank you for your participation and have a wonderful day. Attendees, you may now all disconnect. COMPANY DISCLAIMER - THE COMPANY HAS NOT VERIFIED THE ACCURACY OR COMPLETENESS OF THIS TRANSCRIPT D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2013, Thomson Reuters. All Rights Reserved. 5254854-2013-12-18T00:15:56.860 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DECEMBER 16, 2013 / 10:30PM, KFN - KKR & Co. L.P. Conference Call to discuss the acquisition of KKR Financial Holdings LLC